Fitness Champs Holdings Limited

7030 Ang Mo Kio

Avenue 5, #04-48

NorthStar@AMK

Singapore 569880

May 19, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Alyssa Wall

Re:	Fitness Champs Holdings Limited Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form F-1 File No. 333-282016

Dear Sir or Madam:

On September 9, 2024, Fitness Champs Holdings Limited (“we,” “our,” or the “Company”) initially filed a Registration Statement on Form F-1 (File No. 333-282016) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement subsequently became effective on March 31, 2025.

Pursuant to Rule 477 under the Securities Act, we hereby submit this letter to notify the Commission of the withdrawal of the Registration Statement because the Company does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company represents that no securities were sold in connection with the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission.

Should you have additional questions regarding the information contained herein, please contact our securities counsel, Joilene Wood at 415-305-4651.

Sincerely,

/s/ Joyce Lee Jue Hui
Joyce Lee Jue Hui
Chief Executive Officer